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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-4/A

                               (AMENDMENT NO. 1)
                                ---------------

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                               STOLT-NIELSEN S.A.
                (Name of the Issuer and Person Filing Statement)

                         ------------------------------

                          COMMON SHARES, NO PAR VALUE
                       OPTIONS TO PURCHASE COMMON SHARES
                         (Title of Class of Securities)

                                   L88742108

                     (CUSIP Number of Class of Securities)

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                              ALAN B. WINSOR, ESQ.
                               STOLT-NIELSEN INC.
                            EIGHT SOUND SHORE DRIVE
                              GREENWICH, CT 06836
                                 (203) 625-3667
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                         ------------------------------

                                    COPY TO:

                              GREGORY PRYOR, ESQ.
                                WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10036
                                 (212) 819-8200

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                                JANUARY 21, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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                                  INTRODUCTION

    This Amendment No. 1 amends and supplements the Rule 13e-4 Issuer Tender Offer Statement filed on January 21, 2000 (as amended and supplemented, the "Schedule 13E-4") relating to an offer by Stolt-Nielsen S.A., a company organized under the laws of Luxembourg (the "Company"), to exchange one Class B Share, no par value (together, the "Class B Shares"), for each outstanding Common Share, no par value (together, the "Common Shares"), and one option to purchase one Class B Share (together, the "Class B Options") for each outstanding option to purchase one Common Share (together, the "Common Options"). This offer is being made on the terms and conditions set forth in the Offering Circular dated January 21, 2000 (the "Offering Circular") and the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Exchange Offer"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offering Circular.

ITEM 8. ADDITIONAL INFORMATION.

    (b) On January 28, 2000, the OSE informed the Company that it had reviewed and approved the supplemental offering materials to be provided to Norwegian Shareholders. Such materials consist of (i) a supplement (the "Norwegian Supplement") containing certain disclosure responsive to technical requirements of the Norwegian Securities Trading Act of 1997, (ii) the 1998 Annual Report (incorporated by reference in the Offering Circular), (iii) the Company's Report on Form 6-K filed with the SEC on October 13, 1999 (incorporated by reference in the Offering Circular) and (iv) the Company's Articles.

    The full text of the Norwegian Supplement is set forth in Exhibit (a)(11) and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT
     NUMBER                                   DESCRIPTION
----------------      ------------------------------------------------------------
Exhibit (a)(11)       Norwegian Supplement.

Exhibit (a)(12)       Form of letter to brokers, dealers, commercial banks, trust companies and other nominees regarding materials to be
                      delivered to Norwegian Shareholders.

Exhibit (a)(13)       Form of letter to clients of brokers, dealers, commercial
                      banks, trust companies and other nominees who are Norwegian
                      Shareholders.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2000                        STOLT-NIELSEN S.A.

                                               By: /s/ JAN CHR. ENGELHARDTSEN
                                               -------------------------------------------
                                                  Name: Jan Chr. Engelhardtsen
                                                  Title:  Chief Financial Officer

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                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER                                   DESCRIPTION
---------------      ------------------------------------------------------------
Exhibit (a)(11)      Norwegian Supplement.

Exhibit (a)(12)      Form of letter to brokers, dealers, commercial banks, trust companies and other nominees regarding materials to be
                     delivered to Norwegian Shareholders.

Exhibit (a)(13)      Form of letter to clients of brokers, dealers, commercial
                     banks, trust companies, and other nominees who are Norwegian
                     Shareholders.

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